

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2024

Frank Lopez-Balboa
Chief Financial Officer
Cumulus Media, Inc.
780 Johnson Ferry Road NE, Suite 500
Atlanta, GA 30342

> **Re: Cumulus Media, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-38108**

Dear Frank Lopez-Balboa:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements
1. Nature of Business, Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page F-9

1.	We note your statement on page F-8 that "Cumulus Media is the only audio media company to provide marketers with local and national advertising performance guarantees." Please expand you revenue recognition disclosure to discuss how you account for advertising performance guarantees. Specifically discuss if revenue recognition is deferred until the performance guarantees are met.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology